August 5, 2013

Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Attn: Larry Spirgel, Assistant Director
Celeste M. Murphy, Legal Branch Chief
Justin Kisner, Attorney-Advisor
Joseph M. Kempf, Senior Staff Accountant
Robert Littlepage, Accountant Branch Chief

Re: Motivating the Masses, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed July 8, 2013
File No. 333-187554

To Whom It May Concern:

On behalf of Motivating the Masses, Inc., a Nevada corporation (the "Company"), we submit the following responses which respond to the numerical comments contained in the Securities and Exchange Commission letter dated July 16, 2013 (the "SEC Letter") regarding the Registration Statement on form S-1 (the "Registration Statement").

Registration Statement on Form S-1

General

1. In accordance with the staff's comments, please be advised that the disclosure in the Registration Statement has been revised regarding consistency as it pertains to the Company's registered trademarks and intellectual property.

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Prospectus Cover Page, page 3

Table of Contents

2. In accordance with the staff's comments, please be advised that the Registration Statement has been revised to reflect a specific listing regarding the risk factor section.

3. In accordance with the staff's comments, please be advised that the Registration Statement has been revised regarding the JOBS Act and the Company's election under Section 107(b) and to include a risk factor.

4. Please be advised that there are no other further written communications to file as exhibits or supplementally with the Securities and Exchange Commission.

Risk Factors, page 8

Purchasers in this offering will have limited control over decision making, page 13

5. In accordance with the staff's comments, please be advised that the Registration Statement has been revised to include the equity ownership percentage held of record by Ms. Nichols and Ms. Carder, respectively.

We are not a fully reporting company under the Exchange Act of 1934, page 14

6. In accordance with the staff's comments, please be advised that the Registration Statement has been revised to quantify the anticipated increase in expenses resulting from becoming a reporting company and its affect on officer compensation.

Determination of Offering Price, page 14

7. In accordance with the staff's comments, please be advised that the reference to "listing" on the OTCBB has been removed.

Plan of Distribution, page 15

8. In accordance with the staff's comments, please be advised that the Registration Statement has been reviewed and all disclosure regarding a fixed price of $1.50 for the duration of this selling shareholder offering is consistent.

MOTIVATING
THE MASSES

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Certain Relationships and Related Transactions and Director, page 19

9. Please be advised that it was not stated accurately in the original Registration Statement disclosing that Ms. Nichols invested her own capital into the Company. Therefore, the disclosure was subsequently deleted in an amendment to the Registration Statement. Ms. Nichols never invested any of her own capital into the Company but rather invested her own capital into Motivating the Teen Spirit.

Information with Respect to Motivating the Masses, page 22

Employees, page 26

10 In accordance with the staff's comments, please be advised that the Registration Statement has been revised regarding the discrepancy in the listed employee and hired coaches disclosure. And please be further advised that the disclosure regarding Ms. Grimes' employment has been revised to be consistent.

Management's Discussion and Analysis

Revenues, page 27

11. In accordance with the staff's comments, please be advised that the disclosure regarding the difference in revenues for each quarter as annualized compared with revenues reported for each preceding full fiscal year has been fully explained, including details on significant elements impacting reported resulting during the interim periods.

Executive Compensation, page 31

12. In accordance with the staff's comments, please be advised that the Registration Statement has been revised to include disclosure as required under Item 402 of Regulation S-K regarding executive compensation.

Exhibits, page 36

Exhibits 3.1, page 36

13. In accordance with the staff's comments, please be advised that the Articles of Incorporation and all amendments have been re-filed as Exhibit 3.1.

Exhibit 5.1, page 36

14. In accordance with the staff's comments, please be advised that opinion from counsel has been re-filed.

Signatures, page 39

15. In accordance with the staff's comments, please be advised that the Registration Statement has been revised to include the signature of the Controller.

Financial Statements

Note 2 - Summary of Significant Accounting Policies

Revenue recognition, pages F-9 and F-22

16. In accordance with the staff's comments, please be advised that Note 2 has been revised to disclose the methodology for "apportioning revenue over the duration of contract terms".

On behalf of the Company, we submit the following acknowledgements:

(a) the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

MOTIVATING
THE MASSES

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(b) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(c) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission of any person under the federal securities laws of the United States.

Sincerely,

Motivating the Masses, Inc.

By: Lise Nichols
President//Chief Executive Officer